Exhibit 99.1

ATA Announces Receipt of Preliminary Non-binding Proposal to Acquire its Subsidiary, Formation of Special Committee, and Appointment of Financial Advisor and Legal Counsel

Beijing, China, August 30, 2017 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced that its Board of Directors (the “Board”) has received a non-binding proposal (the “Proposal”) to acquire ATA’s 100% equity interest in ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”), a wholly-owned subsidiary of the Company.

Mr. Kevin Xiaofeng Ma, ATA’s Chairman and Chief Executive Officer, has proposed to acquire 100% of ATA Online’s total equity interest for a total consideration of US$150 million, which represents a 40% premium over ATA’s market capitalization (calculation based on ATA’s share price as of the market close on August 29, 2017). The consideration is proposed to be paid in cash and will be financed through a combination of equity and debt finance.

The Board has formed a special committee (the “Special Committee”) comprised of two independent directors, Alec Tsui and Hope Ni, to evaluate the aforementioned transaction as set forth in the Proposal.

The Special Committee has retained Duff & Phelps (Duff & Phelps Securities, LLC and Duff & Phelps, LLC) as its financial advisor and Morgan, Lewis & Bockius as its U.S. legal counsel in connection with the review and evaluation of the Proposal.

The Board cautions ATA’s shareholders and others considering trading in its securities that the Board recently received the Proposal and no decisions have been made with respect to the Company’s response thereto. There can be no assurance that any definitive offer will be made, that any legally binding agreement will be executed, or that this or any other transaction will be approved or consummated. ATA does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of June 30, 2017, ATA’s test center network comprised 3,209 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered a total of approximately 92.0 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com